UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number: 000-30234

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended December 31, 2008
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

EnerJex Resources, Inc.
Full Name of Registrant

Former Name if Applicable

27 Corporate Woods, Suite 350, 10975 Grandview Drive
Address of Principal Executive Office (Street and Number)

Overland Park, Kansas 66210
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

                    The Registrant was delayed in confirming all financial information necessary to complete the Form 10-Q for the period ended December 31, 2008 prior to the prescribed due date of February 17, 2009. Additionally, the Registrant is in the process of executing hedging instruments which will impact the redetermination of its borrowing base and the value of the assets included therein. The Registrant currently expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date for the filing.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Stephen Cochennet	(913)	754 - 7754
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes☒ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

The Registrant expects to report approximately $4.65 million of revenues for the period ended December 31, 2008 compared to revenues of approximately $1.98 million for the same period in 2007. The Registrant acquired two projects with existing production in September 2007. As such, the Registrant’s results of operations for the nine months ended December 31, 2007 are not comparable to those for the nine months ended, December 31, 2008.  The three-month period ended December 31, 2008 will include a gain from the liquidation of a hedging instrument of nearly $3.9 million.

The Registrant expects to report a net loss for the nine-month period ended December 31, 2008, the total amount of which is still being determined, as compared to a net loss in the comparable period of 2007 of approximately $4.08 million. The Registrant expects to take an impairment to the carrying value of its proved oil and natural gas properties as of December 31, 2008, as a direct result of low commodity prices at December 31, 2008. The Registrant is in the process of determining the extent of that impairment. This non-cash charge to earnings will likely exceed $2.5 million.

EnerJex Resources, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 18, 2009	By:	/s/ C. Stephen Cochennet
C. Stephen Cochennet
President

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).